Exhibit 99.119

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Rio Alto Mining Limited – Form 40-F

I, Ian Dreyer, do hereby consent to the filing of the written disclosure regarding:

1)

the technical report entitled “La Arena Project, Peru”, effective September 30, 2011, prepared by Enrique Garay, M Sc. P. Geo. (MAIG), Ian Dreyer, B.App. Sc, MAusIMM (CP), Linton Kirk, B.E. (Min), FAusIMM (CP) and Chris Kaye, B E (Chem) FAusIMM, and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, and;

2)	the use of my name in the Annual Information Form dated March 30, 2012 and the Annual Information Form dated August 29, 2011;

3)	the use of my name in the Registration Statement on Form 40-F of Rio Alto Mining Limited and any amendments thereto.

DATED the 18 day of December, 2012

By:	/s/ Ian Dreyer
Name: Ian Dreyer, B.App. Sc, MAusIMM (CP)
Company: Andes Mining Services
Title: Principal Geologist